NEWS RELEASE

North American Palladium Announces Second Quarter 2011 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, August 10, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX:PDL) (NYSE Amex:PAL) today announced financial results and operational updates for the second quarter ended June 30, 2011.

Q2 Highlights

•	Production of 46,971 ounces of payable palladium at a cash cost1 of US$335 per ounce;

•	Realized palladium price of US$751 per ounce, giving an operating margin of US$416 per ounce, and total operating margin of US$20 million for the palladium produced;

•	Revenue of $51.4 million;

•	Adjusted EBITDA of $15.4 million;

•	Net income of $5.4 million, or $0.03 per share; and

•	Increase in credit facility with the Bank of Nova Scotia, from $30 million to $60 million.

“Lac des Iles (“LDI”) achieved improved results in the second quarter, allowing us to benefit from higher palladium prices,” said William J. Biggar, President and Chief Executive Officer.  “Compared to the first quarter, we had increased tonnage, lower cash costs and higher operating profit.”

Mr. Biggar added: “We believe that the solid results at LDI will be further enhanced following the completion of our mine expansion, which will ultimately transform LDI into a high-volume, low-cost operation.  The development work remains on schedule for commercial production from the shaft in the fourth quarter of 2012.”

Financial Results2

Revenue increased to $51.4 million in the second quarter, compared to $21.2 million in the same quarter last year.  Revenue was $44.3 million from LDI, and $7.1 million from Sleeping Giant.

Net income for the quarter ended June 30, 2011 was $5.4 million or $0.03 per share compared to a net loss of $11.8 million or $0.08 per share in the same quarter last year.

EBITDA1 was $9.5 million for the second quarter, compared to negative $6.8 million in the same quarter last year, due to higher net income and lower depreciation and amortization.   Adjusted EBITDA1 for the second quarter (which excludes exploration expenses, and gains on disposal of equipment) was $15.4 million, compared to negative $0.4 million in 2010 due to mine startup costs in the prior year.

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For the second quarter, cash provided by operations was $4.1 million, compared to cash used by operations of $18.4 million in the corresponding period last year.

In the second quarter, NAP provided cash from operating activities of $11.4 million, before changes in non-cash working capital, or $0.07 per share, as compared to cash used in operations of $5.7 million, before changes in non-cash working capital, or $0.04 per share, for the quarter ended June 30, 2010. This increase is due primarily to the $16.0 million increase in net income (of which amortization represents $1.3 million), and the higher future income and mining tax expense ($0.8 million).

During the second quarter, the Company was advised of its inclusion in the Ontario government’s Northern Industrial Electricity Rate (“NIER”) program to receive electricity price rebates of two cents per kilowatt hour.  The NIER program is a three-year initiative designed to help large industries in Northern Ontario improve energy efficiency and sustainability.  It is available to industrial facilities that consume greater than 50,000 megawatt hours of electricity per year.  NAP’s commitment to the preparation and implementation of comprehensive energy management plans qualified the Company to participate, which resulted in a retroactive rebate of $1.86 million for LDI’s electricity costs for the period of April 1, 2010 through March 31, 2011.  The rebate was treated as a reduction of second quarter operating expenses.  LDI will be entitled to receive additional quarterly rebates over the next two years if it continues to meet eligibility criteria, which the Company expects will be the case.

As at June 30, 2011, the Company had approximately $142 million in working capital (including $71.2 million cash on hand), and no long-term debt.  Subsequent to the quarter end, the Company increased its credit facility with the Bank of Nova Scotia from $30 million to $60 million to enhance liquidity.

“NAP’s growth investments continue to be supported by a strong balance sheet with no long-term debt and a larger enhanced undrawn bank facility,” said Jeffrey A. Swinoga, Vice President, Finance and Chief Financial Officer.

Operational Update

Lac des Iles Palladium Mine

Second quarter production at the LDI mine included the blending of underground ore with surface stockpiles.  During the second quarter, NAP produced 46,971 ounces of payable palladium, at total cash costs1 (net of byproduct credits) of US$335 per ounce.  For the six months ended June 30, 2011, NAP produced 77,632 ounces of payable palladium, at total cash costs1 of US$408 per ounce.  LDI’s cash costs in the second quarter were less than the Company’s 2011 annual forecast of US$450 per ounce due in part to higher grades processed by the mill (reflecting the grade variability in stope sequencing) and lower production costs resulting from the Company’s inclusion in the NIER program, as well as seasonal factors such as a reduction in heating costs.

Management is maintaining its guidance for 2011 production of 145,000 to 155,000 ounces of payable palladium at a cash cost of US$450 per ounce.

During the quarter, 428,692 tonnes of ore was extracted from underground and from the surface stockpiles.  The LDI mill processed 377,857 tonnes of ore at an average rate of  approximately 8,900 tonnes per operating day, and the average palladium head grade at the mill was 4.98 grams per tonne, with an improved palladium recovery rate of 83.15%.

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During the second quarter the Company made significant progress in advancing the critical aspects of the mine expansion construction activities and remains on schedule for commercial production from Phase I of the new production shaft in the fourth quarter of 2012.  The successful expansion of LDI is expected to result in increased production of over 250,000 ounces of palladium starting in 2015, once Phase II of the shaft is completed to a depth of 1,385 metres. The addition of the new shaft is expected to significantly reduce mine cash costs and increase the Company’s daily mining rate.  The Company is currently updating its mine expansion plan for the development of the Offset Zone, and expects to publicly release key elements of these changes  towards the end of the third quarter this year.

Highlights of the mine expansion development to date include:

•	Surface engineering design work is approximately 90% complete;

•	Surface construction activities are approximately 70% complete (includes hoist house, head frame, and collar house);

•	Underground infrastructure design work is approximately 75% complete;

•	Production shaft design work is approximately 75% complete;

•	Production shaft pilot raise is approximately 50% complete;

•	Shaft sinking contract bids are under review and will be awarded shortly; and

•	Ramp development proceeding on schedule (currently just below the 4765 level).

In the six month period to June 30, 2011, $60.6 million was invested in the mine expansion.  In light of the industry-wide inflationary pressures on contract labour, building materials, equipment, fuel and consumables, as well as scope changes resulting in increased materials usage and infill drilling, capital expenditures for 2011 are now estimated at $175 million, up from the January 2011 estimate of $147 million.

Sleeping Giant Gold Mine

During the second quarter, Sleeping Giant produced 4,821 ounces of gold at a cash cost1 of US$1,643 per ounce.  During the quarter, 22,604 tonnes of ore were hoisted, with 22,697 tonnes being processed by the mill at an improved average head grade of 6.83 grams per tonne, with a gold recovery of 96.8%.

While development at depth continues, mining at Sleeping Giant is focused above the 975-metre elevation – mining the lower grade remnant reserves left behind by the previous operator.  As the Company completes the development work and refines its mining plan to reflect the labour-related challenges it faces, the goal is to reduce operating costs to achieve break-even cash flow for the balance of 2011.  Post-2011, production from Sleeping Giant is expected to increase and cash costs are expected to decline, reflecting the higher gold grades at depth.

In light of the lower volumes mined and milled, the Company has reduced fixed costs at Sleeping Giant.  As part of the mine’s cost optimization program, the Company engaged USC Consulting Group LLC to support management with the various initiatives currently underway aimed at improving productivity at the mine through a focused review of the production cycles.  While still early in the process, the Company has already realized an improvement in operating results over the first quarter.

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During the quarter, the Company made good progress in the development work at depth which will be integral for increased production and profitability in 2012.  The 200-metre mine shaft deepening, embarked on to access higher-grade zones, was completed during the second quarter and the transition from the sinking hoist to the production hoist is currently taking place.  The development of the three new mining levels has commenced in preparation for mining in the new zones in 2012.

Completion of Sleeping Giant’s mill expansion to 1,250 tonnes per day has been deferred to 2012 to give the Company the flexibility to do a one-step increase to 1,750 tonnes per day depending on project development timelines.  In 2011, the Company will spend approximately $2 million on the expansion, which includes the detailed engineering work, the geotechnical tests, building and foundation designs, receiving the required construction permits, materials procurement, and refurbishing the rod mill and jaw crusher.

Vezza Gold Project

Vezza is an advanced-stage gold project that is currently being advanced through surface and underground exploration and development towards a production decision expected by year-end. The plan is to have Vezza ore processed at the nearby Sleeping Giant mill which is 85 kilometres away and accessible by provincial highway.  Gold production could begin in the first quarter of 2012 at an expected rate of 39,000 ounces per year over a nine-year mine life.

The development work at Vezza is progressing aggressively to have the project “production ready” in the first quarter of 2012.  Recent highlights include:

•	Secured key personnel and awarded underground development contract to Promec Mining Inc., a local Val d’Or mining contractor;

•	Completed the dewatering and underground rehabilitation, including the refurbishing of five levels;

•	Completed over 12,000 metres of surface and underground diamond drilling to date;

•
Significant progress in surface and underground construction work (i.e. tree cutting, building explosive storage magazines, installed electrical stations and compressors, constructed permanent sump and pumping system, etc.); and

•	Refined mining plan based on recently completed studies of crown pillars, rock mechanics, and metallurgical tests.

A bulk sample of up to 40,000 tonnes is also scheduled for the third and fourth quarters of 2011. The Company has approval from the Ministry of Natural Resources and Wildlife and from the Ministry of Sustainable Development, Environment and Parks to allow the mining of the bulk sample, which is to be processed at the Sleeping Giant mill.

Reflecting scope changes and the inflationary pressures affecting the mining industry today, the budget to advance Vezza to be ready for production in 2012 is now estimated at $34 million, up from the previous estimate of $26 million.  Management expects that the total will be reduced by estimated pre-production revenue of $9 million from the bulk sample.

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The production projection for Vezza is based upon internal technical and scientific information and mineral resources that are considered too speculative geologically to have an economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the production projection will be materialized.

Other Gold Project Updates

As part of NAP’s strategy to achieve scale in the gold division through organic growth, the Company has made good progress with the exploration and development work on its other gold projects in the Abitibi region in Quebec, all within trucking distance to the Sleeping Giant mill.

The Company recently received approval from the Ministry of Natural Resources and Wildlife for a 10,000-tonne bulk sample at its Flordin project.  An internal study to evaluate different mining scenarios for Flordin is currently in progress.  Management believes that the deposit is amenable to open pit mining but consideration will also be given to a combination of open pit and underground mining methods.  Being located approximately 85 kilometres from Sleeping Giant, Flordin’s ore would be trucked to Sleeping Giant’s mill.  Ore sorting tests recently indicated potential to increase mill head grade and reduce transportation costs by approximately 50% by rejecting waste prior to ore transport to the Sleeping Giant mill.

NAP also recently received the Certificate of Authorization for its Discovery project from Quebec's Ministry of Sustainable Development, Environment and Parks to conduct underground exploration as planned in the 2008 Scoping Study.  This Company is currently updating the 2008 Scoping Study, which estimated potential production of 44,000 ounces of gold per year for four years.

Outlook

For the balance of 2011, the Company will focus on:

•	Updating the LDI mine expansion plan (Q3);

•	Progressing the LDI mine expansion;

•	Completing the development work at depth at Sleeping Giant;

•	Advancing the Vezza gold project towards a production decision by year-end; and

•	Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division.

Conference Call and Webcast

Date:	Thursday, August 11, 2011
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Dial in:	416-340-2218 or 866-226-1793
Replay:	905-694-9451 or 800-408-3053 (Passcode: 5716682)

The conference call replay will be available until midnight on August 24, 2011. An archived audio webcast of the call will also be posted to NAP’s website.

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About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

1 Non-IFRS measure.  Please refer to Non-IFRS Measures in the MD&A.

2 NAP’s consolidated financial statements for the second quarter ended June 30, 2011 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the Lac des Iles and Sleeping Giant mines and may not perform as planned, that the Offset Zone and Vezza development projects and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(unaudited)

	June 30	December 31	January 1
	2011	2010	2010

ASSETS
Current Assets
Cash and cash equivalents	$71,239	$75,159	$98,255
Accounts receivable	80,246	80,683	-
Taxes receivable	-	734	204
Inventories	22,585	27,487	25,306
Other assets	5,377	27,551	2,495
Total Current Assets	179,447	211,614	126,260

Non-current Assets
Mining interests	207,805	126,286	85,014
Reclamation deposit	2,100	10,537	10,503
Total Non-current Assets	209,905	136,823	95,517
Total Assets	$389,352	$348,437	$221,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$35,035	$39,859	$12,442
Current portion of obligations under finance leases	1,424	1,196	558
Provisions	1,000	1,000	1,000
Other financial liabilities	-	-	56
Total Current Liabilities	37,459	42,055	14,056

Non-current Liabilities
Taxes payable	1,459	936	1,573
Asset retirement obligations	20,201	12,594	13,602
Obligations under finance leases	895	1,195	576
Deferred mining tax liability	1,871	1,207	832
Total Non-current Liabilities	24,426	15,932	16,583

Shareholders’ Equity
Common share capital and purchase warrants	743,388	702,787	574,878
Stock options and related surplus	6,939	5,596	4,242
Contributed surplus	5,551	5,537	6,079
Deficit	(428,411)	(423,470)	(394,061)
Total Shareholders’ Equity	327,467	290,450	191,138
Total Liabilities and Shareholders’ Equity	$389,352	$348,437	$221,777

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Condensed Interim Consolidated Statement of Operations and Comprehensive Income (loss)
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenue	$51,398	$21,215	$88,112	$29,145

Operating expenses
Production costs	28,783	16,650	59,210	32,701
Smelting, refining and freight costs	2,136	1,176	3,575	1,194
Royalty expense	1,899	745	3,025	745
Depreciation and amortization	4,940	6,200	9,105	8,224
Inventory pricing adjustment	-	388	-	388
Loss (gain) on disposal of equipment	(242)	8	(242)	17
Total operating expenses	37,516	25,167	74,673	43,269
Income (loss) from mining operations	13,882	(3,952)	13,439	(14,124)

Other expenses
Exploration	6,134	6,421	9,973	10,586
General and administration	3,061	2,642	6,540	5,319
Interest and other costs (income)	(1,037)	(22)	(1,449)	(2,017)
Foreign exchange loss (gain)	123	6	283	(7)
Total other expenses	8,281	9,047	15,347	13,881
Income (loss) before taxes	5,601	(12,999)	(1,908)	(28,005)
Income and mining tax recovery (expense)	(221)	1,150	(3,033)	(2,195)
Income (loss) and comprehensive income (loss) for the period	$5,380	$(11,849)	$(4,941)	$(30,200)
Income (loss) per share
Basic and diluted	$0.03	$(0.08)	$(0.03)	$(0.22)
Weighted average number of shares outstanding
Basic	162,408,842	141,280,348	161,309,680	134,381,303
Diluted	163,354,020	141,280,348	161,309,680	134,381,303

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Condensed Interim Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash provided by (used in)
Operations
Net income (loss) for the period	$5,380	$(11,849)	$(4,941)	$(30,200)
Operating items not involving cash
Depreciation and amortization	4,940	6,200	9,105	8,224
Deferred income and mining tax expense (recovery)	84	(685)	(1,179)	3,001
Share-based compensation and employee benefits	1,051	530	1,790	917
Other	(98)	106	14	174
	11,357	(5,698)	4,789	(17,884)
Changes in non-cash working capital	(7,236)	(12,691)	23,979	(10,663)
	4,121	(18,389)	28,768	(28,547)
Financing Activities
Issuance of common shares and warrants, net of issue costs	(14)	94,174	42,011	94,207
Repayment of obligations under capital leases	(491)	(478)	(994)	(725)
Interest paid on capital leases	(39)	(44)	(87)	(58)
Mine reclamation deposit	8,437	-	8,437	-
	7,893	93,652	49,367	93,424
Investing Activities
Additions to mining interests	(41,363)	(10,146)	(82,507)	(14,633)
Proceeds on disposal of mining interests	452	26	452	31
	(40,911)	(10,120)	(82,055)	(14,602)
Increase (decrease) in cash and cash equivalents	(28,897)	65,143	(3,920)	50,275
Cash and cash equivalents, beginning of period	100,136	83,387	75,159	98,255
Cash and cash equivalents, end of period	$71,239	$148,530	$71,239	$148,530
Cash and cash equivalents consisting of:
Cash	$71,239	$148,530	$71,239	$148,530
Short-term investments	-	-	-	-
	$71,239	$148,530	$71,239	$148,530

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